Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement on Forms S-8 (Nos. 333-128430 and 333-147107) of Builders FirstSource, Inc. of our report dated February 27, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the change in accounting for earnings per share discussed in Note 2 and the reclassification of the operating results of the Ohio market to discontinued operations discussed in Note 5, as to which the date is October 30, 2009, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 8-K. We also consent to the references to us under the heading “Selected Financial Data” in this Form 8-K.
/s/ PricewaterhouseCoopers LLP
Dallas, Texas
October 30, 2009